EXHIBIT 1
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April 16, 2003


NEWS RELEASE

ARC ENERGY TRUST ANNOUNCES THE CLOSING OF THE STAR OIL AND GAS LTD. ACQUISITION
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CALGARY, APRIL 16, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust ("the Trust") is
pleased to announce that the acquisition of Star Oil & Gas Ltd. ("Star") by ARC Resources Ltd. ("ARC") was completed today following receipt of all regulatory approvals. As a result of the transaction, ARC and Star will be amalgamated under the name ARC Resources Ltd. The acquisition was funded through a combination of bank debt and through the issuance to the Vendor of $320 million in convertible debentures.

ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $2.4 billion. The Trust currently has an interest in oil and gas production of approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and its exchangeable shares trade under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart
President and Chief Executive Officer

     For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
             Telephone: (403) 503-8600            Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9